UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)[1]

GUARANTY BANCORP
(Name of Issuer)

Voting Common Stock, $.001 par value per share
(Title of Class of Securities)

40075T-10-2
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [  ] Rule 13d-1(b)
                              [x] Rule 13d-1(c)
                              [  ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 10 pages

CUSIP No. 40075T-10-2	13G	Page 2 of 10 Pages

(1)	Names of Reporting Persons

RDV Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	5,409,223(1)

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	5,409,223(1)

	(8)	Shared Dispositive Power	45,666(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

5,454,889(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

5.44%

(12)	Type of Reporting Person

CO

(1)	Includes shares held by RDV Corporation Supplemental Executive Retirement Trust; RDV Capital Management, L.P.; 196 Investors, LLC; and Harbour Point Investors, LLC.
(2)	Includes shares held by Randall Damstra and Julie Duisterhof.

CUSIP No. 40075T-10-2	13G	Page 3 of 10 Pages

(1)	Names of Reporting Persons

RDV Capital Management, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	4,362,500

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	4,362,500

	(8)	Shared Dispositive Power	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

4,362,500

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

4.35%

(12)	Type of Reporting Person

PN

CUSIP No. 40075T-10-2	13G	Page 4 of 10 Pages

(1)	Names of Reporting Persons

Jerry L. Tubergen

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	6,322,556(1)

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	6,322,556(1)

	(8)	Shared Dispositive Power	45,666(2)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

6,368,222(1)(2)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

6.36%

(12)	Type of Reporting Person

IN

(1)

Includes shares held by RDV Corporation Supplemental Executive Retirement Trust; Heritage Capital Management L.P.; RDV Capital Management, L.P.; 196 Investors, LLC; Harbour Point Investors, LLC; and four individual trusts of which Mr. Tubergen serves as trustee.

(2)	Includes shares held by Randall Damstra and Julie Duisterhof.

CUSIP No. 40075T-10-2	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer:

Guaranty Bancorp

Item 1(b).	Address of Issuer's Principal Executive Offices:

1331 Seventeenth Street Suite 345 Denver, Colorado 80202

Item 2(a).	Name of Person Filing:

RDV Corporation RDV Capital Management, L.P. Jerry L. Tubergen

Item 2(b).	Address of Principal Business Office or, if none, Residence:

126 Ottawa Avenue, NW Suite 500 Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

State of Michigan State of Delaware United States of America

Item 2(d).	Title of Class of Securities:

Voting Common Stock, $.001 par value per share

Item 2(e).	CUSIP Number:

40075T-10-2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 40075T-10-2	13G	Page 6 of 10 Pages

Item 4.	Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. For RDV Corporation:

(a)	Amount Beneficially Owned:		5,454,889 shares(1)(2)

(b)	Percent of Class:		5.44%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	5,409,223 shares(1)

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	5,409,223 shares(1)

	(iv)	Shared power to dispose or to direct the disposition of	45,666 shares(2)

(1)	Includes shares held by RDV Corporation Supplemental Executive Retirement Trust; RDV Capital Management, L.P.; 196 Investors, LLC; and Harbour Point Investors, LLC.
(2)	Includes shares held by Randall Damstra and Julie Duisterhof.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. For RDV Capital Management, L.P.:
(a)	Amount Beneficially Owned:		4,362,500 shares

(b)	Percent of Class:		4.35%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	4,362,500 shares

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	4,362,500 shares

	(iv)	Shared power to dispose or to direct the disposition of	0 shares

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. For Jerry L. Tubergen:
(a)	Amount Beneficially Owned:		6,368,222 shares(1)(2)

(b)	Percent of Class:		6.36%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	6,322,556 shares(1)

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	6,322,556 shares(1)

	(iv)	Shared power to dispose or to direct the disposition of	45,666 shares(2)

(1)

Includes shares held by RDV Corporation; RDV Corporation Supplemental Executive Retirement Trust; Heritage Capital Management L.P.; RDV Capital Management, L.P.; 196 Investors, LLC; Harbour Point Investors, LLC; and four individual trusts of which Mr. Tubergen serves as trustee.

(2)	Includes shares held by Randall Damstra and Julie Duisterhof.

CUSIP No. 40075T-10-2	13G	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

As of the date hereof, RDV Capital Management, L.P. has ceased to be the beneficial owner of more than 5 percent of the class of securities. [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

RDV Corporation and RDV Capital Management, L.P. have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of securities beneficially owned by Jerry L. Tubergen. RDV Capital Management, L.P. has the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of securities beneficially owned by RDV Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40075T-10-2	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

RDV CORPORATION

By:	/s/ Jerry L. Tubergen
Jerry L. Tubergen, President

CUSIP No. 40075T-10-2	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

RDV CAPITAL MANAGEMENT, L.P. By: RDV Corporation, its General Partner

By:	/s/ Jerry L. Tubergen
Jerry L. Tubergen, President

CUSIP No. 40075T-10-2	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

/s/ Jerry L. Tubergen
Jerry L. Tubergen